Blucora, Inc.
6333 N. State Highway 161, 4th Floor
Irving, TX 75038

June 27, 2019

United States Securities and Exchange Commission
VIA EDGAR
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Blucora, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 8, 2019
File No. 000-25131
Dear Ms. Lubit and Mr. Klein:
The following is in response to the letter dated June 11, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filing by Blucora, Inc. (the “Company”). This letter is being filed on June 28, 2019, pursuant to the Company’s discussion with the Staff on June 17, 2019, during which the Staff agreed to extend the Company’s response deadline to the date of this letter.
Included below in bold is the text of the Staff’s comments followed by the Company’s response to each comment.
Form 10-Q for the Quarter Ended March 31, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations Segment Revenue / Operating Income
Wealth Management Advisory revenue,page 20

1.    We note your rollforward of advisory assets on page 20, along with your related discussion of changes in advisory revenues on page 21. Please address and revise your future disclosure for the items below.

•	Provide a “gross” presentation of net increase (decrease) of new advisory asset flows (i.e., separately quantify gross inflows and outflows, rather than only a net change).

Response: In response to the Staff's comment, the Company does not believe disclosure of the gross presentation of the increase (decrease) of new advisory flows would be useful to investors because ultimately the net increase in new advisory asset flows is the amount that drives the Company's earnings. Thus, the Company believes that the net increase in new advisory asset flows is the most meaningful measure for investors to review as an indicator of the Company's business performance. Rather than providing the gross presentation of the increase (decrease) of new advisory flows, the Company believes that it would be more useful to investors to explain any material changes in the net new advisory flows; therefore, in future disclosures, the Company will provide a narrative explanation regarding any such material changes.

•
Clarify whether there is any material impact from foreign currency exchange adjustments, acquisitions or dispositions during any period presented and if so, disclose them separately and explain what they are.

Response: In response to the Staff's comment, the Company confirms that there was not a material impact from foreign currency exchange adjustments during any period presented, as advisory assets are predominately denominated in United States dollars. The Company will, in its future filings, note the amount of advisory assets related to acquisitions or dispositions during any period presented. The table below reflects an example of the disclosure the Company expects that it would include in its future filings with respect to the three months ended March 31, 2019 and 2018.

(In thousands)	Three months ended March 31,
	2019	2018
Balance, beginning of the period	$12,555,405	$12,530,165
Net increase in new advisory assets	269,152	318,565
Inflows from acquisitions	—	—
Market impact and other	1,163,631	(131,605)
Balance, end of the period	$13,988,188	$12,717,125
Average fee rate	32 bps	31 bps

•
Provide additional details of the activities of your advisory assets by investment focus, fund type, asset class, client type or other category, as examples, in order to provide investors with enough information to understand the composition of your advisory assets. If this is not possible, tell us why.

Response: In response to the Staff's comment, the Company does not believe disclosure of activity of advisory assets would be meaningful to investors as the fees charged for the Company's advisory assets do not depend on the composition of the investments held in advisory accounts (such as equity, fixed income, fund type, asset class, etc.). The Company applies the same effective fee percentage to all assets within an advisory account. Thus, the Company believes that the most important metric to enable investors to understand the Company's advisory revenue is the total value of advisory assets, which the Company has historically disclosed.

•
Disclose your weighted average fee rates by respective category above for each period presented, along with a related discussion of trends and how those changes in the weighted average fee rates impact your advisory revenues.

Response: In response to the Staff's comment, and consistent with our response in the prior comment, the Company will, in its future filings, disclose the average fee rate of total advisory assets. The table above reflects an example of the disclosure the Company expects that it would include in its future filings with respect to the three months ended March 31, 2019 and 2018.

General

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please call Davinder S. Athwal, Chief Financial Officer, or Ann J. Bruder, Chief Legal Officer, at (972) 670-8400 if you have any further questions concerning this matter.

Sincerely,
/s/ Davinder S. Athwal
Davinder S. Athwal

Cc: John S. Clendening, Blucora, Inc.
Ann J. Bruder, Blucora, Inc.
Amy King, Ernst & Young LLP